Exhibit 99.1

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(June 30, 2012 and 2011)

(unaudited)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited)

As at	Note	June 30, 2012	December 31, 2011

Assets
Current assets
Cash and cash equivalents		$33,309	$55,959
Receivables and prepaids		7,100	6,335
Inventories and stockpiled ore	6	18,385	7,341
		58,794	69,635
Non-current assets
Available for sale financial assets and warrant investments	7	1,253	3,871
Investments in associates	8	13,524	15,291
Deferred costs	10(b)	5,569	—
Restricted cash		6,107	5,654
Mining interests	9	965,658	939,548
		$1,050,905	$1,033,999

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$34,201	$34,355
Current portion of finance lease obligations		8,182	7,787
Current portion of debt facility	10(a)	9,162	—
		51,545	42,142
Non-current liabilities
Debt facility	10(a)	40,753	49,564
Finance lease obligations		4,218	6,806
Share-based liabilities		289	154
Environmental rehabilitation provision		4,764	4,357
Deferred mining taxes	11	2,627	2,148
		52,651	63,029

Equity	12
Share capital		1,011,773	992,318
Reserves		20,705	17,344
Deficit		(85,769)	(80,834)
		946,709	928,828
		$1,050,905	$1,033,999

Subsequent events notes 10 and 16

See accompanying notes to condensed consolidated interim financial statements

Approved by the Board

Alan Moon	Arnold Klassen
Director	Director

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011

Revenue		$40,739	$12,843	$65,302	$32,710
Production costs	3	(24,157)	(10,664)	(39,467)	(19,599)
Depletion and depreciation		(13,388)	(4,139)	(21,380)	(9,034)
Earnings (loss) from mine operations		3,194	(1,960)	4,455	4,077

Expenses
General and administrative	12(a)	(3,114)	(3,770)	(6,449)	(8,588)
Exploration	12(a)	(512)	(1,370)	(1,389)	(3,095)
Loss before the undernoted		(432)	(7,100)	(3,383)	(7,606)
Other (loss) income, net	4	(483)	5,526	654	6,599
Share of (loss) income of investments in associates	8	(604)	(562)	(1,767)	790
Loss before finance items and taxes		(1,519)	(2,136)	(4,496)	(217)

Finance items	5
Finance income		102	264	217	557
Finance expense		(86)	(402)	(177)	(619)
Loss before taxes		(1,503)	(2,274)	(4,456)	(279)
Deferred mining tax (provision) recovery	11	(479)	(204)	(479)	33
Net loss		$(1,982)	$(2,478)	$(4,935)	$(246)
Other comprehensive income:
Exchange differences on translation of foreign operations		(1,922)	1,080	2,989	2,086
Unrealized (loss) gain on available for sale investments, net of tax	7	(1,018)	(117)	(2,186)	517
Comprehensive (loss) income		$(4,922)	$(1,515)	$(4,132)	$2,357
Net loss per share
Basic	12(b)	$(0.00)	$(0.01)	$(0.01)	$(0.00)
Diluted		$(0.00)	$(0.01)	$(0.01)	$(0.00)

Weighted average number of common shares outstanding
Basic	12(b)	410,409	384,437	407,045	382,658
Diluted		410,409	384,437	407,045	382,658

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011

Operating Activities

Net loss		$(1,982)	$(2,478)	$(4,935)	$(246)
Depletion and depreciation		13,461	4,301	21,490	9,196
Share-based payments expense		1,108	1,255	2,197	2,992
Share of loss (income) of investments in associates		604	562	1,767	(790)
Other loss (income), net		483	(5,526)	(654)	(6,599)
Finance income		(102)	(264)	(217)	(557)
Interest received		154	245	216	541
Deferred mining tax provision (recovery)		479	204	479	(33)
Finance expense		86	402	177	619
Interest paid		(749)	(35)	(1,611)	(135)
Change in non-cash operating working capital	13	3,378	(3,895)	(5,075)	3,852

Net cash provided (used in) by operating activities		16,920	(5,229)	13,834	8,840

Investing Activities

Additions to mining interests, net of pre-production sales		(47,507)	(20,211)	(82,753)	(37,610)
Proceeds from sale of available for sale investment	7	—	—	720	—
Restricted cash		(453)	—	(453)
Investment in associates		—	—	—	(5,385)
Proceeds from sale of equipment		—	—	—	572

Net cash used in investing activities		(47,960)	(20,211)	(82,486)	(42,423)

Financing Activities

Proceeds from sale of royalty interest, net of fees	9	—	—	34,704	—
Common shares issued for cash (net of share issue costs)	9	(64)		14,906	4,770
Payment of finance lease obligations		(2,100)	(2,212)	(4,160)	(3,968)
Exercise of stock options and warrants		—	50	19	1,074

Net cash (used in) provided by financing activities		(2,164)	(2,162)	45,469	1,876

Impact of foreign exchange on cash balances		778	—	533	—

Decrease in cash and cash equivalents during the period		(32,426)	(27,602)	(22,650)	(31,707)
Cash and cash equivalents at beginning of year		65,735	88,127	55,959	92,232
Cash and cash equivalents at end of period		$33,309	$60,525	$33,309	$60,525

Supplemental cash flow information note 13

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

				Reserves
		Share capital				Currency	Investment
		Shares			Share-based	translation	revaluation
	Note	(‘000s)	Amount	Warrants	payments	adjustment	reserve	Deficit	Equity
At January 1, 2012		400,169	$992,318	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Share based payments	12(a(ii))	—	—	—	2,563	—	—	—	2,563
Stock-options exercised, including transfer from contributed surplus of $5		23	25	—	(5)	—	—	—	20
Shares issued as part of various agreements (net of share issue costs of $94)	9,10(b)	15,101	19,430	—	—	—	—	—	19,430
Net loss		—	—	—	—	—	—	(4,935)	(4,935)
Other comprehensive income (loss), net of tax		—	—	—	—	2,989	(2,186)	—	803
Total comprehensive income						2,989	(2,186)	(4,935)	(4,132)
At June 30, 2012		415,293	$1,011,773	$2,469	$24,101	$(4,690)	$(1,175)	$(85,769)	$946,709

		Share capital		Reserves
		Shares			Share-based	Currency translation	Investment
		(‘000s)	Amount	Warrants	payments	adjustment	revaluation	Deficit	Equity
At January 1, 2011		379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Private placement, net of share issue costs		944	3,427	—	—	—	—	—	3,427
Stock options exercised including transfer from contributed surplus of $999		699	2,088	—	(999)	—	—	—	1,089
Shares issued as part of mining property agreements, net of share issue costs		3,806	15,346	—	—	—	—	—	15,346
Share based payments	12(a(ii))			—	4,686	—	—	—	4,686
Net loss		—	—	—	—	—	—	(246)	(246)
Other comprehensive income, net of tax		—	—	—	—	2,086	517	—	2,603
Total comprehensive income						2,086	517	(246)	2,357
At June 30, 2011		384,456	$956,727	$2,444	$18,514	$2,982	$1,580	$(70,203)	$912,044

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

1.        DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and NYSE Amex stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold deposits located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company commenced commercial production at its Timmins West Mine (of which Timmins Deposit was in commercial production effective January 1, 2011 and the Thunder Creek Deposit effective January 1, 2012); the Company commenced commercial production at its Bell Creek Mine effective January 1, 2012.

2.        BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRICs”) as issued by the International Accounting Standards Board (“IASB”), and effective for the periods ended June 30, 2012.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the IASB, and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2011. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2011 annual consolidated financial statements and the notes thereto.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3 of the 2011 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in note 4 of the 2011 annual consolidated financial statements.

3.              PRODUCTION COSTS

Production costs for the three and six months ended June 30, 2012 include production costs for the Timmins West Mine and Bell Creek Mine (2011 production costs include revenue and costs only for the Timmins Deposit of the Timmins West Mine); the Thunder Creek Deposit of the Timmins West Mine and Bell Creek Mine are in commercial production effective January 1, 2012; prior to this all expenditures related to Thunder Creek Deposit and Bell Creek Mine were capitalized.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Raw materials and consumables	$6,202	$4,082	$12,811	$6,936
Salaries and employee benefits	7,183	3,527	13,894	6,440
Contractors	6,753	2,771	13,834	4,892
Change in inventories	1,550	(176)	(4,551)	320
Royalties	825	—	997	—
Share based payments (note 12(a))	221	380	415	848
Other	1,423	80	2,067	163
	$24,157	$10,664	$39,467	$19,599

4.              OTHER (LOSS) INCOME

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Gain on sale of available for sale investments	$0	$0	$584	$0
Gain on sale of mining interests	—	5,050	—	5,050
Premium on issuance of flow through common shares	—	1,054	—	1,882
Unrealized loss on warrants (note 7)	(233)	(578)	(293)	(333)
Foreign exchange (loss) gain, net	(250)	—	363	—
Other (loss) income, net	$(483)	$5,526	$654	$6,599

The Company realized a gain of $584 in the first quarter of 2012 from the sale of one of its available for sale investments; $749 was transferred from accumulated other comprehensive income to income (loss), representing accumulated gain on the investment from date of acquisition to December 31, 2011.

During the six months ended June 30, 2011 the Company realized a gain of $5,050 from the sale of one of its non-core properties in consideration for equity interest and warrants in Golden Share Mining Corporation (“Golden Share)”. During the three and six months ended June 30, 2011, respectively, $1,054 and $1,882 was transferred from deferred premium on flow through shares to other income, representing the premium for flow-through funds spent during the periods.

5.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Interest income on bank deposits	$102	$264	$217	$557
Finance income	$102	$264	$217	$557
Interest expense	$(72)	$(383)	$(149)	$(584)
Unwinding of the discount on environmental rehabilitation provision	(14)	(19)	(28)	(35)
Total finance expense	$(86)	$(402)	$(177)	$(619)
Net finance items	$16	$(138)	$40	$(62)

6.              INVENTORIES AND STOCKPILED ORE

As at	June 30, 2012	December 31, 2011
Bullion	$3,282	$1,729
Gold in circuit	7,170	1,135
Stockpile ore	4,200	594
Materials and supplies inventory	3,733	3,883
	$18,385	$7,341

Effective January 1, 2012, the Company declared commercial production at the Thunder Creek Deposit of the Timmins West Mine and at its Bell Creek Mine and transferred $5,270 from mining interests to inventories and stockpile ore (gold in circuit and stockpile ore).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

The cost of inventories and stockpile ore recognized as an expense (excluding royalty expense) during the three and six months ended June 30, 2012 is $23,332 and $38,470, respectively (same periods in 2011, $10,664 and 19,599, respectively). There were no write downs or reversals of write downs of inventory to net realizable value during the three and six months ended June 30, 2012 and 2011. The revolving credit facility (note 10 (a)) has security over the Company’s material mining interests and inventory.

7.              AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at	June 30, 2012	December 31, 2011

Available for sale investments	$1,133	$3,457
Warrant investments	120	414
	$1,253	$3,871

The Company holds available for sale investments in certain public companies. During the three and six months ended June 30, 2012, the Company recorded $1,018 and $1,437 respectively, of unrealized loss after tax in other comprehensive income (same periods in 2011, $117 of before tax unrealized loss and $517 of after tax unrealized gain), representing the change in the market value of its available for sale investments during the periods. During the first quarter of 2012, the Company sold one of its available for sale investments for $720, recorded a realized gain of $584 and transferred $749 from accumulated other comprehensive income to income (loss).

The Company holds warrants investments in certain public companies. During the three and six months ended June 30, 2012, the Company recorded $233 and $293, respectively, of unrealized loss on its warrants investments (same periods in 2011, $578 and $333 respectively).

8.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	June 30, 2012			December 31, 2011
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$11,918	$8,088	24.20%	$13,103	$13,030	24.22%
RT Minerals Corp.	166	475	27.21%	561	1,710	27.21%
Golden Share	1,440	976	19.86%	1,627	1,627	19.94%
	$13,524			$15,291

During the three and six months ended June 30, 2012, the Company recorded a loss of $604 and $1,767, respectively representing the Company’s share on losses of its equity investments; during the three and six months ended June 30, 2011, the Company recorded $558 and $686, respectively of Company’s share on losses of its equity investment and $4 of dilution loss and $1,476 of dilution gain on its investment in Northern Superior Resources Inc.  The decline in the fair value of certain investments is considered as temporary reflecting general market trends.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

9.              MINING INTERESTS

Period ended June 30, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,027	$611,899	$839,926	$138,200	$978,126
Additions	45,330	3,845	49,175	3,774	52,949
Construction in progress	—	—	—	41,658	41,658
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Transfer to inventories (note 6)	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	—	378	378	—	378
Franco-Nevada transaction	(34,704)	—	(34,704)	—	(34,704)
Foreign exchange	—	2,989	2,989	—	2,989
Cost at June 30, 2012	$605,865	$239,923	$845,788	$183,632	$1,029,420
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$0	$10,173	$28,405	$38,578
Depreciation	—	—	—	7,499	7,499
Depletion	17,685	—	17,685	—	17,685
Accumulated depreciation and depletion at June 30, 2012	$27,858	$0	$27,858	$35,904	$63,762
Carrying amount at June 30, 2012	$578,007	$239,923	$817,930	$147,728	$965,658

Year ended December 31, 2011	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2011	$247,727	$517,218	$764,945	$64,843	$829,788
Acquisitions	1,685	48,937	50,622	—	50,622
Additions	41,903	119,500	161,403	11,044	172,447
Construction in progress	—	—	—	24,540	24,540
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(57,512)	(74,068)	—	(74,068)
Transfer to inventories(note 6)	(8,683)	—	(8,683)	—	(8,683)
Change in estimate and discount rate (environmental rehabilitation assets)	629	128	757	—	757
Revolution transaction	—	(5,709)	(5,709)		(5,709)
Write off / Disposals	—	(2,229)	(2,229)	(905)	(3,134)
Foreign exchange	—	(8,434)	(8,434)	—	(8,434)
Cost at December 31, 2011	$228,027	$611,899	$839,926	$138,200	$978,126
Accumulated depreciation and depletion
At January 1, 2011	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	16,474	16,474
Depletion	10,173	—	10,173	—	10,173
Accumulated depreciation and depletion at December 31, 2011	$10,173	$0	$10,173	$28,405	$38,578
Carrying amount at December 31, 2011	$217,854	$611,899	$829,753	$109,795	$939,548

On March 7, 2012, the Company received US$35,000 ($34,976) and $15,000 from Franco-Nevada Corporation (“Franco-Nevada”) as consideration, for the Company granting to Franco-Nevada a 2.25% Net Smelter Return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Mine and surrounding properties and issuing 10,050,591 common shares of the Company. The Company incurred costs of $272 in relation to the transaction; the Company reduced the carrying value of the Timmins West Mine by $34,704 at the date of transaction.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Effective January 1, 2012, upon declaring commercial production on the Thunder Creek Deposit and Bell Creek Mine, the Company transferred $379,188 from non-depletable assets to depletable assets; effective January 1, 2011, upon declaring commercial production on the Timmins Deposit, the Company transferred $209,048 and $38,678, respectively, from non-depletable assets to depletable assets and plant and equipment. In January 2012 the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production ($74,068 recorded during year ended December 31, 2011, representing sales of bullion from the non-commercially producing mines).

The amortization of plant and equipment used in the exploration and development activities of non-depletable (not in commercial production) mining properties as well as in capital development on the commercial mines is capitalized to the specific property ($1,232 and $2,314, respectively, for the three and six months ended June 30, 2012; $2,440 and $4,760, respectively, for same periods in 2011).

10.       DEBT FACILITIES

(a)       Unicredit Bank AG Revolving Credit Facility

On June 13, 2012, concurrent with the signing of a definitive agreement for the Sprott Facility agreement (note 10(b)), the Company amended (the “Amendment”) the revolving credit facility with UniCredit Bank AG (“UniCredit). The original agreement with UniCredit was entered into on February 28, 2011 and provided for a US$50,000 three-year corporate revolving facility (the “Revolving Facility”) secured over the material assets of the Company. The Revolving Facility was subject to a 2.5% one-time structuring fee and also includes a 1.5% per annum commitment fee on undrawn amounts.

The main provisions of the Amendment include an increase of 1% of the interest rate on the Revolving Facility (the interest rate is based on a 90 day LIBOR plus an amended applicable rate of to 4.5%-5.5% based on specific EBITDA/Debt ratios), principal monthly payments of US$1,500 starting from January 2, 2013 until maturity at the option of UniCredit, and the inclusion of gold production covenants to the agreement (20,000 ounces of production for each of the second and third quarter of 2012, 24,000 ounces for fourth quarter of 2012, 30,000 ounces of for each of the quarters of the 2013 fiscal year and 40,000 ounces for the first quarter of 2014).

The Company has drawn the full US$50,000 or $50,905 (US$50,000 or $50,850 as at December 31, 2011). The structuring fee and transaction costs of $1,779 are deferred ($990 netted against drawn amount of the Revolving Facility at June 30, 2012 and $1,286 at December 31, 2011) and amortized over the term of the agreement using the effective interest rate method ($296 amortized for the six months ended June 30, 2012; $198 for the same period in 2011). The Company classified US$9,000 or $9,162 of the Revolving Facility as current portion representing monthly payments of US$1,500 for period January to June 2013, leaving $40,753 as long term debt.

The interest rate on the Revolving Facility for the six months ended June 30, 2012 was 4.9%.The Company recorded $55 of unrealized foreign exchange loss, included in other income (expense), related to the Revolving Facility during the six months ended June 30, 2012 ($Nil in 2011).

Borrowing costs related to the Revolving Facility (which include interest expense on the amount drawn and amortization of deferred transaction costs) totaling $780 and $1,557, respectively, for the three and six months ended June 30, 2012 are capitalized in mining interests ($Nil for the same period in 2011).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

(b)       Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a definitive agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured over the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000, maturing on January 1, 2015. The agreement closed subsequent to quarter end on July 16, 2012, on which date the Company received $35,000 (the Gold Loan). On June 27, 2012, as provided on the Facility agreement, the Company issued to Sprott 5,000,000 common shares of Lake Shore Gold (1,923,077 common shares as consideration for the Gold Loan and the remaining consideration for the Standby Line). The shares were valued at $4,479 and recorded as deferred costs at June 30, 2012; the Company incurred transaction costs of $1,090 related to the agreement (included in deferred costs at June 30, 2012).

The Gold Loan will be repaid through 29 monthly cash payments (starting on January 31, 2013 with the final payment on May 31, 2015) based on 947 ounces of gold each month multiplied by the Bloomberg closing price on the date of payment; the Gold Loan provides for a minimum 5% return to Sprott.

The Standby Line will be for a maximum principal amount of $35,000 at an interest rate of 9.75%, compounded monthly, maturing on January 1, 2015. The Standby Line will be made available on November 1, 2012 through two drawdowns with a minimum amount for each drawdown of $10,000. A drawdown fee of 2% will be charged on the principal amounts drawn. The Company has the option of extending the drawdown period for an additional year from December 31, 2013, upon payment of 4% of the then outstanding principal of the Standby Line (the “rollover” fee). Both the drawdown and rollover fees can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

11.       DEFERRED MINING TAXES

The Company is in a net deferred income tax asset position as at June 30, 2012 and 2011, and has recognized the benefit of the deferred income tax assets to the extent they offset the deferred income tax liabilities; the remaining deferred tax assets are not recognized as the Company does not have a history of earnings.

During the three and six months ended June 30, 2012, the Company recorded $479 of deferred Ontario mining tax provision (same periods in 2011, respectively, $204 provision and $33 recovery).

12.       EQUITY

a)   Reserves

i)               Share Options

As at June 30, 2012, the Company had 19,242,702 options outstanding of which 9,808,019 are exercisable. Movements in share options during the six months ended June 30, 2012 and 2011 were as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	June 30, 2012		June 30, 2011
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	20,187,752	$2.75	19,939,519	$2.86
Granted	42,000	$1.24	717,000	$3.59
Exercised	(23,000)	$0.80	(699,417)	$1.56
Forfeited	(964,050)	$3.14	(1,558,000)	$3.64
Outstanding, end of period	19,242,702	$2.74	18,399,102	$2.87
Exercisable, end of period	9,808,019	$2.45	6,240,101	$1.80

The Company granted 42,000 stock options to its employees during the six months ended June 30, 2012 which vest over a period of 3 years, are exercisable at $1.24 per option, expire in 2017, and have a total fair value of $21. The fair value of stock options granted during the six months ended June 30, 2012 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 63%, based on past history, a risk-free interest rate of 1.0%, dividend rate of $Nil and expected time to exercise of 3.5 years.

(ii)                              Share-based payment expense

Share based payment recognized is allocated to production costs (options granted to commercially producing mines employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $197 and $505, respectively, of share-based payments for the three and six months ended June 30, 2012 (same periods in 2011, $794 and $1,694, respectively).

The allocation in the condensed consolidated statement of comprehensive income (loss) for the three and six month periods ended June 30, 2012 and 2011 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Production costs	$221	$380	$415	$848
General and administrative	727	823	1,545	2,005
Exploration	59	52	98	139
Total share-based payments	$1,007	$1,255	$2,058	$2,992

b)   Basic and diluted loss per share

The impact of the outstanding options and warrants for the three and six months ended June 30, 2012 and 2011 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the three and six months ended June 30, 2012 and 2011 is calculated as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Net loss for the year	$(1,982)	$(2,478)	$(4,935)	$(246)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	410,409	384,437	407,045	382,658
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.01)	$(0.00)

13.   SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Change in operating working capital
(Increase) decrease in advances and receivables	$342	$(5,542)	$(475)	$(5,612)
Decrease (increase) in inventory	1,514	(1,490)	(4,864)	(170)
Increase in accounts payable and accrued liabilities	1,069	3,137	264	9,634
	$2,925	$(3,895)	$(5,075)	$3,852

Cash and cash equivalents at June 30 consist of:
Cash	$33,309	$6,558	$33,309	$6,558
Short term investments	—	53,967	—	53,967
	$33,309	$60,525	$33,309	$60,525

	Three months ended June 30,		Six months ended June 30,
Non-cash investing and financing activities	2012	2011	2012	2011

Mining interests
(Reduction) increase in working capital related to mining interests	$(882)	$4,862	$(1,921)	$(6,665)
Shares issued as part of mining property agreements	42	2,055	42	17,458
Transfers to inventories and stockpiled ore upon commercial production	—	—	(5,270)	(8,795)
Share based payments expense capitalized	197	794	505	1,694
Translation of foreign operations	(1,912)	1,051	2,919	2,057
Additions of capital lease assets	1,685	2,539	1,685	3,445
Changes in mine closure assets	(21)	75	378	(174)
Non cash interest capitalized	331	157	479	320
	$(560)	$11,533	$(1,183)	$9,340
Share Capital
Transfer of amounts from contributed surplus	$0	$82	18	999
Shares issued for mining properties	42	—	42	15,403
Premium on flow through shares issuances	—	—	—	(1,382)
	$42	$82	$60	$15,020

14.   SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; corporate finance income, net, includes bank

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

As at and for the three months ended June 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$40,739	$0	$0	$40,739
Earnings from mine operations	3,194	—	—	$3,194
Expenses
General and administrative	—	—	(3,114)	(3,114)
Exploration	—	(512)	—	(512)
Earnings (loss) before the undernoted	3,194	(512)	(3,114)	(432)
Other income	—	—	(483)	(483)
Share of loss of investments in associates	—	—	(604)	(604)
Earnings (loss) before finance items and taxes	3,194	(512)	(4,201)	(1,519)
Finance income (net)	—	—	16	16
Earning (loss) before taxes	3,194	(512)	(4,185)	(1,503)
Deferred mining tax provision	(479)	—	—	(479)
Net earning (loss)	$2,715	$(512)	$(4,185)	$(1,982)
Total assets	$740,092	$241,173	$69,640	$1,050,905
Expenditures on mining interests	$46,124	$1,383	$0	$47,507
Revolving credit facility	$0	$0	$49,915	$49,915
Finance lease obligations	$12,400	$0	$0	$12,400
Enviromental rehabilitation provision	$4,464	$300	$0	$4,764

As at and for the six months ended June 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$65,302	$0	$0	$65,302
Earnings from mine operations	4,455	—	—	$4,455
Expenses
General and administrative	—	—	(6,449)	(6,449)
Exploration	—	(1,389)	—	(1,389)
Earnings (loss) before the undernoted	4,455	(1,389)	(6,449)	(3,383)
Other income	—	—	654	654
Share of loss of investments in associates	—	—	(1,767)	(1,767)
Earnings (loss) before finance items and taxes	4,455	(1,389)	(7,562)	(4,496)
Finance income (net)	—	—	40	40
Earning (loss) before taxes	4,455	(1,389)	(7,522)	(4,456)
Deferred mining tax provision	(479)	—	—	(479)
Net earning (loss)	$3,976	$(1,389)	$(7,522)	$(4,935)
Total assets	$740,092	$241,173	$69,640	$1,050,905
Expenditures on mining interests	$85,628	$3,831	$0	$89,459
Pre-production revenue	$(6,706)	$0	$0	$(6,706)
Revolving credit facility	$0	$0	$49,915	$49,915
Finance lease obligations	$12,400	$0	$0	$12,400
Environmental rehabilitation provision	$4,464	$300	$0	$4,764

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

* Mining operations include activities of the Company’s Timmins Deposit from January 1, 2011, and Thunder Creek Deposit and Bell Creek Mine from January 1, 2012, respective effective date of commercial production.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive income (loss)) as well as advanced exploration properties capitalized as per the Company’s policy (other than the properties which are in commercial production as discussed above).

For the three months ended June 30, 2011

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$12,843	$0	$0	$12,843
Loss from mine operations	(1,960)	—	—	(1,960)
Expenses
General and administrative	—	—	(3,770)	(3,770)
Exploration	—	(1,370)	—	(1,370)
Loss before the undernoted	(1,960)	(1,370)	(3,770)	(7,100)
Other income	—	—	5,526	5,526
Share of loss of investments in associates	—	—	(562)	(562)
(Loss) earnings before finance items and taxes	(1,960)	(1,370)	1,194	(2,136)
Finance expense (net)	—	—	(138)	(138)
(Loss) earning before taxes	(1,960)	(1,370)	1,056	(2,274)
Deferred mining tax provision	(204)	—	—	(204)
Net (loss) earning	$(2,164)	$(1,370)	$1,056	$(2,478)
Expenditures on mining interests	$10,007	$25,116	$0	$35,123
Pre-production revenue	$0	$(14,912)	$0	$(14,912)
For the year ended December 31, 2011
Total assets	$323,651	$629,443	$80,905	$1,033,999
Revolving credit facility	$0	$0	$49,564	$49,564
Finance lease obligations	$8,222	$6,371	$0	$14,593
Enviromental rehabilitation provision	$3,326	$1,031	$0	$4,357

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

For the six months ended June 30, 2011

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$32,710	$0	$0	$32,710
Earnings from mine operations	4,077	—	—	4,077
Expenses
General and administrative	—	—	(8,588)	(8,588)
Exploration	—	(3,095)	—	(3,095)
Loss before the undernoted	4,077	(3,095)	(8,588)	(7,606)
Other income	—	—	6,599	6,599
Share of income of investments in associates	—	—	790	790
Earning (loss) before finance items and taxes	4,077	(3,095)	(1,199)	(217)
Finance expense (net)	—	—	(62)	(62)
Earning (loss) before taxes	4,077	(3,095)	(1,261)	(279)
Deferred mining tax recovery	33	—	—	33
Net earning (loss)	$4,110	$(3,095)	$(1,261)	$(246)
Expenditures on mining interests	$23,167	$56,099	$0	$79,266
Pre-production revenue	$(16,556)	$(25,100)	$0	$(41,656)
For the year ended December 31, 2011
Total assets	$323,651	$629,443	$80,905	$1,033,999
Revolving credit facility	$0	$0	$49,564	$49,564
Finance lease obligations	$8,222	$6,371	$0	$14,593
Enviromental rehabilitation provision	$3,326	$1,031	$0	$4,357

The Company’s geographic segment information as at June 30, 2012 and December 31, 2011 is as follows:

As at	June 30, 2012	December 31, 2011
Mining interests
Canada	$892,631	$869,440
Mexico	73,027	70,108
	$965,658	$939,548

The Company sells its gold bullion through several brokers and there is no economic dependence; the Company does not have any long term sales contracts.

15.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at June 30, 2012 and December 31, 2011 are as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	June 30, 2012	December 31, 2011
Financial Assets
At fair value through profit or loss*
Cash equivalents	$0	$13,122
Restricted cash	6,107	5,654
Warrant investments	120	414
	$6,227	$19,190

Loans and receivable, measured at amortized cost
Advances and receivables	$6,352	$5,611

Available-for-sale, measured at fair value
Investments in public companies	$1,133	$3,457

Financial Liabilities
Other financial liabilities, measured at fair value
Share-based liabilities	$289	$154

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$34,201	$34,355
Revolving credit facility	$49,915	$49,564

* The above were designated as at fair value through profit or loss upon initial recognition

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash equivalents, restricted cash, advances and receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	June 30, 2012	December 31, 2011
As at	Level 1	Level 1

Cash equivalents	$0	$13,122
Investments in public companies	$1,133	$3,457
Restricted cash	$6,107	$5,654

	Level 2	Level 2

Share-based liabilities	$289	$154
Warrant investments	$120	$414

The Company does not have Level 3 input financial instruments as at June 30, 2012 and December 31, 2011.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

16.       SUBSEQUENT EVENT

On July 26, 2012, the Company amended the terms of its option agreement to sell up to 100% of the Company’s Universo and Montana de Oro land positions in Mexico (the “properties”) to Revolution Resources Corp. (“Revolution”). The original terms of the agreement were finalized on December 14, 2011.

The amended terms of the option agreement are as follows:

•                  Revolution will issue to the Company an additional 7,500,000 common shares over four years to maintain the option to earn a 60% interest on the properties;

•                  The expenditures required to be incurred during the option period to earn the 60% interest on the properties have been reduced to $15,000 from $35,000; and

•                  The payment required from Revolution in order to exercise the option to acquire the remaining 40% of either or both of the Universo and Montana de Oro land positions is increased to $30 per ounce of gold or gold equivalent resource in all categories from $20 per ounce.